Exhibit 99.9
CONSENT OF APPOINTED ACTUARY
     I hereby consent to the use and incorporation by reference in this Annual Report on Form 40-F of Manulife Financial Corporation (the “Company”) for the year ended December 31, 2006 of my Appointed Actuary’s Report to the Shareholders and Directors dated March 19, 2007 (the “Report”), relating to the valuation of the policy liabilities of the Company for its Consolidated Balance Sheets as at December 31, 2006 and 2005 and their change in the Consolidated Statements of Operations for the years then ended.

/s/ Simon R. Curtis Simon R. Curtis Executive Vice President and Chief Actuary
Fellow, Canadian Institute of Actuaries
Toronto, Canada
Date: March 26, 2007